UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 4Q16 PASSENGER TRAFFIC UP 11.91% YOY

Mexico City, February 22, 2017, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and twelve-month periods ended December 31, 2016.

4Q16 Highlights1:

•	EBITDA[2] increased by 18.99% to Ps.1,340.00 million
•	Total passenger traffic was up 11.91%
•	Total revenues increased by 5.90%, reflecting increases of 19.10% in aeronautical revenues and 21.66% in non-aeronautical revenues, partially offset by the 11.35% decline in construction services revenues
•	Commercial revenues per passenger rose by 8.66% to Ps.96.38
•	Operating profit increased by 19.61%
•	EBITDA margin increased to 43.55% from 38.77% in 4Q15

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 70.04% compared with 70.71% in 4Q15

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2016, and the equivalent three- and twelve-month periods ended December 31, 2015. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.20.6194

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q16, Page 1 of 18

Passenger Traffic

4Q16 total passenger traffic increased year-over-year by 11.91%, reflecting growth of 14.79% in domestic passenger traffic and 9.29% in international passenger traffic.

The 14.79% increase in domestic passenger traffic was driven by the majority of ASUR’s airports, with the exception of Cozumel and Minatitlán, where traffic declined by 0.55% and 16.19%, respectively.

The 9.29% growth in international passenger traffic resulted primarily from an increase of 9.44% in traffic at the Cancún airport.

Total passenger traffic for FY16 increased by 8.67%, reflecting growth of 10.86% in domestic passenger traffic driven by the majority of ASUR’s airports, with the exception of Minatitlán and Villahermosa, which declined 9.79% and 1.87%, respectively. The 6.90% increase in international passenger traffic resulted primarily from a 7.39% increase at the Cancún airport.

Table I: Domestic Passengers (in thousands)

Airport	4Q15	4Q16	% Change	FY15	FY16	% Change
Cancún	1,503.7	1,796.2	19.45	6,027.4	6,844.2	13.55
Cozumel	36.5	36.3	(0.55)	110.1	141.0	28.07
Huatulco	126.6	144.4	14.06	517.2	545.2	5.41
Mérida	427.6	501.0	17.17	1,546.4	1,781.1	15.18
Minatitlán	63.6	53.3	(16.19)	246.1	222.0	(9.79)
Oaxaca	165.7	183.3	10.62	599.6	687.5	14.66
Tapachula	72.4	84.4	16.57	254.8	296.8	16.48
Veracruz	294.2	322.2	9.52	1,166.9	1,242.7	6.50
Villahermosa	316.8	330.9	4.45	1,220.2	1,197.4	(1.87)
TOTAL	3,007.1	3,452.0	14.79	11,688.7	12,957.9	10.86

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	4Q15	4Q16	% Change	FY15	FY16	% Change
Cancún	3,141.5	3,438.2	9.44	13,569.1	14,571.6	7.39
Cozumel	76.8	76.0	(1.04)	443.7	397.1	(10.50)
Huatulco	22.0	27.3	24.09	101.5	117.6	15.86
Mérida	28.8	41.2	43.06	117.2	163.7	39.68
Minatitlán	2.9	1.9	(34.48)	10.3	11.3	9.71
Oaxaca	13.8	15.2	10.14	63.6	59.5	(6.45)
Tapachula	2.5	3.5	40.00	10.9	12.0	10.09
Veracruz	19.1	16.2	(15.18)	83.0	73.2	(11.81)
Villahermosa	13.4	9.8	(26.87)	52.9	43.4	(17.96)
TOTAL	3,320.8	3,629.3	9.29	14,452.2	15,449.4	6.90

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 4Q16, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	4Q15	4Q16	% Change	FY15	FY16	% Change
Cancún	4,645.2	5,234.4	12.68	19,596.5	21,415.8	9.28
Cozumel	113.3	112.3	(0.88)	553.8	538.1	(2.83)
Huatulco	148.6	171.7	15.55	618.7	662.8	7.13
Mérida	456.4	542.2	18.80	1,663.6	1,944.8	16.90
Minatitlán	66.5	55.2	(16.99)	256.4	233.3	(9.01)
Oaxaca	179.5	198.5	10.58	663.2	747.0	12.64
Tapachula	74.9	87.9	17.36	265.7	308.8	16.22
Veracruz	313.3	338.4	8.01	1,249.9	1,315.9	5.28
Villahermosa	330.2	340.7	3.18	1,273.1	1,240.8	(2.54)
TOTAL	6,327.9	7,081.3	11.91	26,140.9	28,407.3	8.67

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q16

Total revenues for 4Q16 rose 5.90% year-over-year to Ps.3,076.59 million, principally due to increases of:

•	19.10% in revenues from aeronautical services, mainly as a result of the 11.91% increase in passenger traffic; and

•	21.66% in revenues from non-aeronautical services, principally reflecting the 21.41% increase in commercial revenues detailed below.

These increases were partially offset by the 11.35% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues in the quarter rose 21.41% year-over-year, principally due to an 11.91% increase in total passenger traffic. There were increases in revenues from the following activities:

•	23.55% in retail operations;
•	13.86% in duty free;
•	40.43% in food and beverage operations;
•	32.34% in other revenue;
•	17.49% in car rental revenues;
•	8.23% in parking lot fees;
•	33.30% in banking and currency exchange services;
•	3.30% in ground transportation; and
•	52.32% in teleservices.

ASUR 4Q16, Page 3 of 18

This was partially offset by a 6.68% decline in advertising revenues.

Retail and Other Commercial Space
Opened since December 31, 2015

Business Name	Type	Opening Date
Cancún
Starbucks Café	Food & Beverage	February 2016
The Kitchen Counter by Wolfgang Puck	Food & Beverage	March 2016
Pineda Covalin	Retail	June 2016
Tienda de Conveniencia	Retail	July 2016
Starbucks Café	Food & Beverage	August 2016
Tiendas Tropicales	Retail	August 2016
Tiendas Tropicales	Retail	August 2016
Tere Cazola	Retail	September 2016
Ice Casa de Cambio	Bank and Foreign	September 2016
TUMI	Retail	December 2016
Mérida
La Lupita	Retail	October 2016
MOBO	Retail	November 2016
Villahermosa
Dfass Mexico	Duty Free	October 2016
Veracruz
NLG Services	Salon Vip	March 2016
Star Island Café	Food & Beverage	March 2016
Johnny Rocket	Food & Beverage	March 2016
Cloe	Retail	March 2016
Air Shop (kiosk)	Retail	June 2016
Dfass Mexico	Duty Free	October 2016
Huatulco
Dfass Mexico	Duty Free	December 2016
Dfass Mexico	Duty Free	December 2016

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 4Q16

	4Q15	4Q16	% Change
Total Passengers (‘000)	6,382	7,131	11.74
Total Commercial Revenues	566,059	687,251	21.41
Commercial revenues from direct operations (1)	94,962	112,362	18.32
Commercial revenues excluding direct operations	471,097	574,889	22.03

ASUR 4Q16, Page 4 of 18

	4Q15	4Q16	% Change
Total Commercial Revenue per Passenger	88.70	96.38	8.66
Commercial revenue from direct operations per passenger (1)	14.88	15.76	5.91
Commercial revenue per passenger (excluding direct operations)	73.81	80.62	9.21

Note: For purposes of this table, approximately 54,600 and 50,000 transit and general aviation passengers are included in 4Q15 and 4Q16, respectively.

(1)	Represents ASUR’s operation of convenience stores in airports.

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. During 4Q16, ASUR recognized Ps.1,163.52 million in revenues from “Construction Revenues,” a year-on-year decline of 11.35%, due to lower capital expenditures and fewer investments in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 4Q16 EBITDA Margin was 43.55% compared to 38.77% in 4Q15. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 70.04% in 4Q16 compared with 70.71% in 4Q15.

Total operating costs and expenses for 4Q16 declined 1.37% year-over-year. This was mainly the result of the 11.35% decline in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period, together with a 2.76% decline in administrative expenses principally reflecting lower professional fees. These declines more than offset the following cost increases:

•	28.91% in cost of services, mainly due to the Terminal 3 expansion and the higher cost of sales from convenience stores directly operated by ASUR;

•         19.42% in the technical assistance fee paid to ITA, resulting from the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	20.42% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

ASUR 4Q16, Page 5 of 18

•	13.75% in depreciation and amortization, resulting mainly from capitalized investments.

Excluding construction costs, operating costs and expenses rose 21.00% to Ps.708.70 million.

Table V: Operating Costs and Expenses for 4Q16

	4Q15	4Q16	% Change
Cost of Services	283,379	365,310	28.91
Administrative	52,161	50,722	(2.76)
Technical Assistance	59,282	70,793	19.42
Concession Fees	71,617	86,241	20.42
Depreciation and Amortization	119,240	135,632	13.75
Operating Costs and Expenses Excluding Construction Costs	585,679	708,698	21.00
Construction Costs	1,312,527	1,163,524	(11.35)
TOTAL	1,898,206	1,872,222	(1.37)

Operating margin for the quarter increased to 39.15% from 34.66% in 4Q15, as a result of the 5.90% increase in revenues along with the 1.37% reduction in expenses.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 62.95% in 4Q16 compared with 63.23% in 4Q15.

Comprehensive Financing Gain (Loss) for 4Q16 was a Ps.1.37 million loss, compared to a Ps.0.56 million loss in 4Q15. Interest expenses rose by Ps.5.22 million during the period, mainly due to the increase in interest rates. Interest income increased by Ps.10.95 million reflecting a higher cash balance.

Furthermore, in 4Q16, ASUR reported a foreign exchange loss of Ps.23.87 million, reflecting a 3.25% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s lower foreign currency net liability position. This compared to a Ps.17.33 million loss in 4Q15 resulting from the quarterly average Mexican peso depreciation during that period.

ASUR 4Q16, Page 6 of 18

Table VI: Comprehensive Financing Result (Cost)

	4Q15	4Q16	Change	% Change
Interest income	44,625	55,576	10,951	24.54
Interest expenses	(27,856)	(33,075)	(5,219)	18.74
Foreign exchange gain (loss), net	(17,326)	(23,871)	(6,545)	37.78
Total	(557)	(1,370)	(813)	145.96

In addition, in 4Q16, ASUR recognized a Ps.150.00 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the stockholders’ equity derived from the 6.41% depreciation of the peso against the U.S. dollar, between the close of 4Q16 and the close of 3Q16.

Income (Loss) from Equity Investment in Joint Venture.

During 4Q16, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.7.09 million. In addition, ASUR recorded a Ps.150.00 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the 6.41% depreciation of the peso against the U.S. dollar, between the close of 3Q16 and the close of 4Q16. In 4Q15, ASUR reported a net loss of Ps.13.43 million from our equity in the income of Aerostar and a Ps.26.85 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 4Q16, total passenger traffic at SJU airport declined 0.98% to 2,109,394 from 2,130,361 in 4Q15.

Income Taxes for 4Q16 increased by Ps.30.45 million year-over-year, principally due to the following factors:

•	A Ps.41.06 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancún airports, as well as at Cancún Airport Services; and taxable income at Huatulco airport.

•	A Ps.9.94 million decline in deferred income taxes largely reflecting the recognition of the effects of the 1.86% increase in inflation during 4Q16 on the fiscal tax balance.

ASUR 4Q16, Page 7 of 18

Net income for 4Q16 increased by 25.54% to Ps.917.51 million, up from Ps.730.83 million in 4Q15. Earnings per common share for the quarter were Ps.3.0584 and earnings per ADS (EPADS) were US$1.4832 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.4361 and EPADS of US$1.1815 for the same period last year. The higher net income principally reflects the 11.91% increase in passenger traffic. During 4Q16, ASUR reported a Ps.7.09 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a net loss Ps.13.43 million in 4Q15.

Table VII: Summary of Consolidated Results for 4Q16

	4Q15	4Q16	% Change
Total Revenues	2,905,157	3,076,590	5.90
Aeronautical Services	956,472	1,139,120	19.10
Non-Aeronautical Services	636,158	773,946	21.66
Commercial Revenues	566,059	687,251	21.41
Total Revenues Excluding Construction Revenues	1,592,630	1,913,066	20.12
Construction Revenues	1,312,527	1,163,524	(11.35)
Operating Profit	1,006,951	1,204,368	19.61
Operating Margin	34.66%	39.15%	12.95
Adjusted Operating Margin[1]	63.23%	62.95%	(0.44)
EBITDA	1,126,191	1,340,000	18.99
EBITDA Margin	38.77%	43.55%	12.36
Adjusted EBITDA Margin[2]	70.71%	70.04%	(0.94)
Net Income	730,833	917,506	25.54
Earnings per Share	2.4361	3.0584	25.54
Earnings per ADS in US$	1.1815	1.4832	25.54

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 20.6194.

1.	Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Consolidated Results for Fiscal Year 2016

Total revenues for FY16 increased year-over-year by 8.44% to Ps.9,753.49 million, mainly due to the following increases:

•	15.56% in revenues from aeronautical services as a result of the 8.67% increase in passenger traffic during the period; and

•	24.58% in revenues from non-aeronautical services, principally due to the 25.42% increase in commercial revenues detailed below.

ASUR 4Q16, Page 8 of 18

These increases were partially offset by the 17.97% decline in construction services due to lower capital investments made during the period.

Commercial revenues for FY16 rose by 25.42% year-over-year, principally due to revenue increases in the following areas:

•         26.92% in retail operations;

•         20.61% in duty-free stores;

•         31.20% in food and beverage operations;

•         36.53% in car rentals;

•	41.26% in other income;

•         0.89% in advertising;

•         10.08% in parking lot fees;

•         25.70% in banking and currency exchange services;

•         10.93% in ground transportation services; and

•	31.86% in teleservices.

Table VIII: Commercial Revenues per Passenger for FY16

(	FY15	FY16	% Change
Total Passengers (‘000)	26,344	28,622	8.65
Total Commercial Revenues	2,210,549	2,772,544	25.42
Commercial revenues from direct operations (1)	424,682	482,276	13.56
Commercial revenues excluding direct operations	1,785,867	2,290,268	28.24

	FY15	FY16	% Change
Total Commercial Revenue per Passenger	83.91	96.87	15.45
Commercial revenue from direct operations per passenger (1)	16.12	16.85	4.53
Commercial revenue per passenger (excluding direct operations)	67.79	80.02	18.04

Note: For purposes of this table, approximately 203,200 and 214,900 transit and general aviation passengers are included for FY15 and FY16, respectively.

(1)	Represents ASUR’s operation of convenience stores in airports.

Total operating costs and expenses for FY16 declined by 2.05% year-over-year, primarily due to the 17.97% reduction in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period, which more than offset the following cost increases:

ASUR 4Q16, Page 9 of 18

•	16.78% in cost of services, principally due to higher energy, security and maintenance expenses in connection with the Terminal 3 expansion. Higher cost of sales from the convenience stores directly operated by ASUR, together with higher software license, professional fees, and office leases also contributed to this increase;

•	18.33% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•         20.46% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         12.93% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•         3.99% in administrative expenses, principally reflecting higher professional fees and security expenses.

Excluding construction costs, operating costs and expenses rose 15.50% to Ps.2,703.94 million.

Table IX: Operating Costs and Expenses for FY16

	FY15	FY16	% Change
Cost of Services	1,144,327	1,336,386	16.78
Administrative	196,990	204,842	3.99
Technical Assistance	239,175	288,111	20.46
Concession Fees	291,505	344,939	18.33
Depreciation and Amortization	468,996	529,660	12.93
Operating Cost and Expenses Excluding Construction Costs	2,340,993	2,703,938	15.50
Construction Costs	2,580,707	2,116,954	(17.97)
TOTAL	4,921,700	4,820,892	(2.05)

Operating Margin in FY16 increased to 50.57% from 45.28% in FY15. This was mainly the result of the 8.44% increase in revenues combined with the 2.05% decline in expenses in the year.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, increased to 64.59% in FY16 from 63.50% in FY15.

ASUR 4Q16, Page 10 of 18

Comprehensive Financing Gain (Loss) for FY16 was a Ps.45.47 million loss, compared to a Ps.109.96 million loss in FY15, principally due to a Ps.103.85 million foreign exchange loss in FY16 reflecting the 19.54% average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position, as compared to a Ps.168.66 million foreign exchange loss in FY15 resulting from the impact of the 17.01% average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position.

Interest income increased by Ps.28.85 million in the year, reflecting a higher cash position, while interest expense increased by Ps.29.17 million, reflecting higher interest rates.

Table X: Comprehensive Financing Gain (Loss)

	FY15	FY16	Change	% Change
Interest income	155,718	184,569	28,851	18.53
Interest expenses	(97,017)	(126,186)	(29,169)	30.07
Foreign exchange gain (loss), net	(168,664)	(103,852)	64,812	(38.43)
Total	(109,963)	(45,469)	64,494	(58.65)

Furthermore, ASUR reported a Ps.400.35 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Income (Loss) from Equity Investment in Joint Venture.

During FY16, our equity from the income of the Aerostar joint venture was Ps.144.25 million. In addition, ASUR recorded a Ps.400.35 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar. In FY15, ASUR reported a net gain of Ps.50.92 million from its equity in the income of Aerostar and a Ps.272.76 million gain in stockholders’ equity, relating to the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU increased 2.55% in FY16 to 9,032,627 passengers from 8,808,028 during FY15.

Net income in FY16 increased by 24.56% to Ps.3,629.26 million. Earnings per common share for fiscal year 2016 were Ps.12.0975 and earnings per ADS (EPADS) were US$5.8671 (one ADS represents ten series B common shares). This compares with Ps.9.7125 per share and EPADS of US$4.7103 for FY15.

ASUR 4Q16, Page 11 of 18

Net income for FY16 benefitted from the 8.67% increase in passenger traffic in the period and reflects the Ps.144.25 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to equity in income of Ps.50.92 million in FY15.

Table XI: Summary of Consolidated Results for FY16

	FY15	FY16	Change
Total Revenues	8,994,597	9,753,491	8.44
Aeronautical Services	3,921,949	4,532,194	15.56
Non-Aeronautical Services	2,491,941	3,104,343	24.58
Commercial Revenues	2,210,549	2,772,544	25.42
Total Revenues Excluding Construction Revenues	6,413,890	7,636,537	19.06
Construction Revenues	2,580,707	2,116,954	(17.97)
Operating Profit	4,072,897	4,932,599	21.11
Operating Margin	45.28%	50.57%	1.68
Adjusted Operating Margin[1]	63.50%	64.59%	1.72
EBITDA	4,541,893	5,462,259	20.26
EBITDA Margin %	50.50%	56.00%	10.91
Adjusted EBITDA Margin[2]	70.81%	71.53%	1.01
Net Income	2,913,735	3,629,262	24.56
Earnings per Share	9.7125	12.0975	24.56
Earnings per ADS in US$	4.7103	5.8671	24.56

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.20.6194.

1.	Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY16 were Ps.4,762.54 million, resulting in an annual average tariff per workload unit of Ps.157.08. ASUR’s regulated revenues accounted for approximately 62.37% of total income (excluding construction income) for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

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Balance Sheet

On December 31, 2016, airport concessions represented 69.43% of the Company’s total assets, with current assets representing 14.49% and other assets representing 16.08%.

Cash and cash equivalents on December 31, 2016, were Ps.3,497.63 million, an increase of 67.82% from the Ps.2,084.16 million recorded on December 31, 2015.

Stockholders’ equity at the close of 4Q16 was Ps.22,753.95 million and total liabilities were Ps.6,462.14 million, representing 77.88% and 22.12% of total assets, respectively. Deferred liabilities represented 22.69% of ASUR’s total liabilities.

Total bank debt at December 31, 2016 was Ps.4,460.78 million, including Ps.27.61 million in accrued interest and commissions.

ASUR’s Cancún airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 4Q16, ASUR made investments of Ps.1,007.33 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. Capital expenditures for FY16 totaled Ps.1,814.48 million.

4Q16 Earnings Conference Call

Day:	Thursday, February 23, 2017
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-877-856-1956 (US & Canada) and 1-719-325-4765 (International & Mexico)
Access Code:	3584181
Please dial in 10 minutes before the scheduled start time.

ASUR 4Q16, Page 13 of 18

Replay:	Thursday, February 23, 2017 at 1:00 PM US ET, ending at midnight US ET on Wednesday, March 1, 2017. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 3584181

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 22, 2017